

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
ITC Limited   Fax : 91 33 2288 2259/2260/1256



08000445

14th January, 2008

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Association Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza,	Rotunda Building, P. J. Towers	Kolkata 700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		

SUPPL

Dear Sirs,

Compliance with Corporate Governance requirements
under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 31st December, 2007.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

PROCESSED
JAN 3 0 2008
THOMSON
FINANCIAL


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance – for the Quarter ended 31ˢᵗ December, 2007

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	NA	The Company does not have any material non-listed Indian subsidiary.
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	Deviations, if any, will be reported in the Corporate Governance Report forming part of the Annual Report.
(C) Board Disclosures	49 (IV C)	Yes	

ITC Limited

Corporate Governance – for the Quarter ended 31st December, 2007

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	The Company has not made any public issue, rights issue, preferential issue in the recent past.
(E) Remuneration of Directors	49 (IV E)	Yes	Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report.
(F) Management	49 (IV F)	Yes	49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report. 49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board.
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	



END